UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 22, 2007

Commission File Number 2-39621



United Fire & Casualty Company
(Exact name of registrant as specified in its charter)

Iowa	42-0644327
(State of Incorporation)	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa 52407
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (319) 399-5700

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

_ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

_ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

_ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

_ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On October 22, 2007, we issued a press release announcing our financial results for the quarter ended September 30, 2007. The release is furnished as Exhibit 99.1 hereto. The information in this Current Report is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information in this Current Report shall not be incorporated by reference into any registration statement or other document filed with the Commission.

Item 9.01. Financial Statements and Exhibits.

   (a)   Not applicable.

   (b)   Not applicable.

   (c)   Exhibits.

   The following exhibits are furnished herewith.

   Exhibit 99.1   Press Release, dated October 22, 2007, announcing our financial results for the quarter ended September 30, 2007.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire & Casualty Company
(Registrant)

October 22, 2007
(Date)

/s/ Randy A. Ramlo
Randy A. Ramlo, Chief Executive Officer



FOR IMMEDIATE RELEASE

For: United Fire & Casualty Company
118 Second Avenue SE, PO Box 73909
Cedar Rapids, Iowa 52407-3909

Contact: Randy A. Ramlo, President/CEO, 319-399-5700

United Fire & Casualty Company Reports Third Quarter 2007 Net Income of $19.1 Million, or $0.69 per Share

CEDAR RAPIDS, IA – October 22, 2007 – United Fire & Casualty Company (NASDAQ: UFCS) today reported:

- **Third quarter net income of $19.1 million, or $0.69 per share / $84.9 million, or $3.07 per share, year to date**
- **Third quarter revenues of $158.2 million / $472.8 million year to date**
- **Third quarter combined ratio of 91.9% / 79.9% year to date**
- **Book value of $27.27 per share as of September 30, 2007**

Consolidated Highlights (Dollars in Thousands Except Per Share Data)	Three Months Ended September 30, 2007	2006	%	Nine Months Ended September 30, 2007	2006	%
Consolidated revenues	$ **158,219**	$ 158,177	- %	$ **472,769**	$ 469,206	0.8 %
Net income	**19,071**	22,426	-15.0 %	**84,933**	58,819	44.4 %
Weighted average shares outstanding	**27,629,595**	27,633,153	- %	**27,646,220**	25,624,094	7.9 %
Basic earnings per common share	**0.69**	0.81	-14.8 %	**3.07**	2.30	33.5 %
Diluted earnings per common share	**0.69**	0.81	-14.8 %	**3.06**	2.29	33.6 %
Net operating income (1)	**18,505**	22,230	-16.8 %	**82,096**	53,463	53.6 %
Net operating income per share (1)	**0.67**	0.80	-16.3 %	**2.97**	2.09	42.1 %
Book value per share	**27.27**	23.94	13.9 %	**27.27**	23.94	13.9 %
Cash dividends declared per common share	**0.135**	0.12	12.5 %	**0.405**	0.36	12.5 %
Pre-tax catastrophe losses (1)	**4,789**	4,509	6.2 %	**10,436**	57,919	-82.0 %
Effect on after-tax earnings	**0.11**	0.11	- %	**0.25**	1.47	-83.0 %
Effect on combined ratio	**4.0 %**	3.8 %	5.3 %	**3.0 %**	16.9 %	-82.2 %

(1) Please refer to the Non-GAAP financial measures section of this release for further explanation of this measure.

For the three months ended September 30, 2007, our net income and earnings deteriorated due to increased severity in our non catastrophe claims. Year to date, through September 30, 2007, our net income and earnings per share increased, primarily due to decreased catastrophe losses. During the first nine months of 2006, we had recorded additional catastrophe losses related to Hurricane Katrina of $35.3 million.

President & CEO Randy Ramlo said, “Our claims severity increased in the third quarter compared to the third quarter of 2006. Although this had a negative impact on our loss ratio, we recorded a solid year-to-date combined ratio of 79.9 percent. We also continue to monitor our claims frequency, as it is up slightly this year.

“Last quarter, we disclosed an increase in premium pressure on our larger commercial accounts, which has continued in the third quarter. In addition, we are now experiencing premium pressure on commercial accounts at

lower premium levels. This competitive pricing, coupled with our planned reduction of coastal exposures in Louisiana, contributed to our flat growth in premium revenue between the third quarters of 2007 and 2006.

"Despite these challenges in the insurance market, our underwriting results remain strong overall. We have a solid core book of business, derived from successful retention of high-quality commercial and personal accounts. We have also been successful in increasing premium volume in states specifically targeted for growth, and we continue to seek opportunities to write profitable new business."

Ramlo continued, discussing the results of our life insurance segment. "Although we experienced a net outflow of funds in our annuity business in the third quarter, the dollar amount of that outflow has decreased in each of the last three quarters, which is a positive trend. During 2007, despite the net cash outflow, the interest rate spread on our annuity block of business has increased, and is meeting our expectations.

"Sales of our universal life product, Uni-3, increased modestly between the second and third quarters of 2007. Introduced in April 2007, Uni-3 replaces all other universal life products previously offered by our company. The new product captures the benefits of the previous two universal life products, with several new enhancements to better appeal to a new generation of customers."

Consolidated supplementary financial information

Income Statement: (Dollars in Thousands)	Three Months Ended September 30,				Nine Months Ended September 30,			
		2007		2006		**2007**		2006
Revenues								
Net premiums written [1]	$	**119,527**	$	122,956	$	**384,163**	$	389,039
Net premiums earned	$	**126,988**	$	126,849	$	**375,545**	$	370,125
Investment income, net of investment expenses		**30,117**		30,896		**92,369**		90,365
Realized investment gains		**871**		301		**4,365**		8,240
Other income		**243**		131		**490**		476
Total Revenues		**158,219**		158,177		**472,769**		469,206
Benefits, Losses and Expenses								
Losses and loss settlement expenses		**78,450**		71,346		**190,495**		223,860
Increase in liability for future policy benefits		**3,472**		4,367		**10,468**		13,586
Amortization of deferred policy acquisition costs		**33,668**		31,910		**100,289**		92,445
Other underwriting expenses		**5,514**		5,484		**17,672**		19,495
Interest on policyholders' accounts		**10,645**		12,082		**32,671**		37,554
Total Benefits, Losses and Expenses		**131,749**		125,189		**351,595**		386,940
Income before income taxes		**26,470**		32,988		**121,174**		82,266
Federal income tax expense		**7,399**		10,562		**36,241**		23,447
Net Income	$	**19,071**	$	22,426	$	**84,933**	$	58,819

(1) Please refer to the Non-GAAP financial measures section of this release for further explanation of this measure.

Balance Sheet: (Dollars in Thousands)		**September 30, 2007 (unaudited)**		December 31, 2006
Total cash and investments	$	**2,375,906**	$	2,388,387
Total assets		**2,769,581**		2,776,067
Future policy benefits and losses, claims and loss settlement expenses	$	**1,683,653**	$	1,752,228
Total liabilities		**2,020,380**		2,095,259
Net unrealized investment gains, after tax	$	**92,802**	$	93,519
Total stockholders' equity		**749,201**		680,808

Property and casualty insurance

Property & Casualty Insurance Financial Results:	Three Months Ended September 30,		Nine Months Ended September 30,	
(Dollars in Thousands)	**2007**	2006	**2007**	2006
Revenues				
Net premiums written [(1)]	**$ 112,068**	$ 114,614	**$ 361,323**	$ 364,223
Net premiums earned	**$ 119,222**	$ 117,880	**$ 351,703**	$ 343,022
Investment income, net of investment expenses	**10,439**	10,802	**32,782**	29,274
Realized investment gains	**814**	310	**3,281**	6,568
Other income	**8**	(45)	**21**	(45)
Total Revenues	**130,483**	128,947	**387,787**	378,819
Benefits, Losses and Expenses				
Losses and loss settlement expenses	**74,813**	67,764	**177,980**	212,252
Amortization of deferred policy acquisition costs	**31,240**	29,394	**91,595**	84,897
Other underwriting expenses	**3,465**	3,323	**11,540**	13,180
Total Benefits, Losses and Expenses	**109,518**	100,481	**281,115**	310,329
Income before income taxes	**20,965**	28,466	**106,672**	68,490
Federal income tax expense	**5,466**	9,001	**31,148**	18,632
Net Income	**$ 15,499**	$ 19,465	**$ 75,524**	$ 49,858
GAAP combined ratio: [(1)]				
Net loss ratio	**62.8 %**	57.5 %	**50.6 %**	61.9 %
Expense ratio	**29.1 %**	27.8 %	**29.3 %**	28.6 %
Combined ratio	**91.9 %**	85.3 %	**79.9 %**	90.5 %
Combined ratio (without catastrophes)	**87.9 %**	81.5 %	**76.9 %**	73.6 %
Statutory combined ratio: [(1)]				
Net loss ratio	**62.9 %**	58.5 %	**51.0 %**	62.5 %
Expense ratio	**30.9 %**	28.6 %	**29.9 %**	29.1 %
Combined ratio	**93.8 %**	87.1 %	**80.9 %**	91.6 %
Combined ratio (without catastrophes)	**89.8 %**	83.3 %	**77.9 %**	74.7%

(1) Please refer to the Non-GAAP financial measures section of this release for further explanation of this measure.

Comparison Highlights for the Three-Month Periods Ended September 30, 2007 and 2006:

- The deterioration experienced in net income is primarily attributable to an increase in claims severity.
- Earned premium revenue growth has been slow with an increase of approximately 1.0 percent.
- The commercial lines pricing environment continues to be competitive, with an overall decrease in pricing of 5.0 to 7.0 percent.
- The personal lines pricing environment also continues to be very competitive both in the auto and homeowners lines of business. Rate levels for these lines decreased by mid-single-digits for several Midwest states.
- Policy retention remained strong in both our personal and commercial lines of business.
- In Louisiana, we have continued to reduce our coastal property exposure.

Comparison Highlights for the Nine-Month Periods Ended September 30, 2007 and 2006:

- Our net income improved due primarily to decreased catastrophe losses in 2007.
- Investment income, net of investment expenses, increased between years due to growth in our invested asset portfolio. The increase in invested assets resulted primarily from positive net cash flow from operating activities in 2007 and issuance of common stock in May 2006. Net realized investment gains decreased due primarily to the gain that was recognized in May 2006 on the sale of American Indemnity Company.

Life insurance

Life Insurance Financial Results:		Three Months Ended September 30,				Nine Months Ended September 30,		
(Dollars in Thousands)		**2007**		2006		**2007**		2006
Revenues								
Net premiums written [(1)]	$	**7,459**	$	8,342	$	**22,840**	$	24,816
Net premiums earned	$	**7,766**	$	8,969	$	**23,842**	$	27,103
Investment income, net of investment expenses		**19,678**		20,094		**59,587**		61,091
Realized investment gains		**57**		(9)		**1,084**		1,672
Other income		**235**		176		**469**		521
Total Revenues		**27,736**		29,230		**84,982**		90,387
Benefits, Losses and Expenses								
Losses and loss settlement expenses		**3,637**		3,582		**12,515**		11,608
Increase in liability for future policy benefits		**3,472**		4,367		**10,468**		13,586
Amortization of deferred policy acquisition costs		**2,428**		2,516		**8,694**		7,548
Other underwriting expenses		**2,049**		2,161		**6,132**		6,315
Interest on policyholders' accounts		**10,645**		12,082		**32,671**		37,554
Total Benefits, Losses and Expenses		**22,231**		24,708		**70,480**		76,611
Income before income taxes		**5,505**		4,522		**14,502**		13,776
Federal income tax expense		**1,933**		1,561		**5,093**		4,815
Net Income	$	**3,572**	$	2,961	$	**9,409**	$	8,961

(1) Please refer to the Non-GAAP financial measures section of this release for further explanation of this measure.

Comparison Highlights for the Three- and Nine-Month Periods Ended September 30, 2007 and 2006:

- Net premiums earned decreased due to a reduction in the sale of our single premium whole life insurance and the continuing runoff of our credit life business, which we ceased writing in 2004. Our single premium whole life product remains competitive and we will focus our efforts on increasing the sales of this product in the future.
- Investment income decreased due to a decreased level of invested assets and a lower interest rate on new investments that we have purchased. The unusual yield curve that has existed over the past few years has contributed to increasing annuity withdrawals. This, in turn, has resulted in a decreased level of invested assets and lower investment income.
- Increase in liability for future policy benefits has declined due to the decrease in the sale of single premium whole life insurance.
- Interest on policyholders' accounts decreased primarily due to the increased volume of annuity withdrawals experienced recently, which causes less interest to be owed on policyholders' accounts. In the third quarter of 2007, we experienced a net cash outflow of approximately $17.7 million related to our annuity business, compared to a $30.8 million net cash outflow during the third quarter of 2006. For the nine months ended September 30, 2007, we experienced a net cash outflow of $73.2 million related to our annuity business, compared to $89.6 million net cash outflow for the nine months ended September 30, 2006.

- The level of net cash outflows is representative of the challenges we have been facing in retaining our existing annuitants and attracting new annuitants with a rate of interest that is competitive in the marketplace while still allowing for an acceptable profit margin. These challenges are in large part a result of the recent interest rate environment, which has been characterized by a flat to inverted yield curve. The inverted yield curve results when long-term debt security rates are lower than short-term debt security rates. As the result of this situation, investors may be able to obtain a better yield on a short-term investment than on an annuity.

Non-GAAP financial measures

We believe that disclosure of certain Non-GAAP financial measures enhances investor understanding of our financial performance. The following Non-GAAP financial measures are utilized in this release:

Net operating income is net income excluding realized capital gains and losses and related federal income taxes. Because our calculation may differ from similar measures used by other companies, investors should be careful when comparing our measure of net operating income to that of other companies.

(Dollars in Thousands Except Per Share Data)	Three Months Ended September 30,				Nine Months Ended September 30,			
		2007		2006		2007		2006
Net income	$	19,071	$	22,426	$	84,933	$	58,819
After-tax realized gains		(566)		(196)		(2,837)		(5,356)
Net operating income	$	18,505	$	22,230	$	82,096	$	53,463
Basic earnings per share	$	0.69	$	0.81	$	3.07	$	2.30
Net operating income per share		0.67		0.80		2.97		2.09

Net premiums written is a statutory accounting measure representing the amount of premiums charged for policies issued during the period. We report these premiums as revenue as they are earned over the underlying policy period. We report net premiums written applicable to the unexpired term of a policy as unearned premium subject to reinsurance. We evaluate net premiums written as a measure of business production for the period under review.

(Dollars in Thousands)	Three Months Ended September 30,				Nine Months Ended September 30,			
		2007		2006		2007		2006
Net premiums written	$	119,527	$	122,956	$	384,163	$	389,039
Net change in unearned premium		7,665		2,278		(5,628)		(21,960)
Net change in prepaid reinsurance premium		(204)		1,615		(2,990)		3,046
Net premiums earned	$	126,988	$	126,849	$	375,545	$	370,125

Catastrophe losses utilize the designations of the Insurance Services Office ("ISO") and are reported with loss and loss settlement expense amounts net of reinsurance recoverables, unless specified otherwise. According to the ISO, a catastrophe loss is a single unpredictable incident or series of closely related incidents causing severe insured losses, that cause $25.0 million or more in industry-wide direct insured losses to property and that affect a significant number of insureds and insurers ("ISO catastrophes"). We also include as catastrophes those events we believe are, or will be, material to our operations, either in amount or in number of claims made. The frequency and severity of catastrophic losses we experience in any year affect our results of operations and financial position. In analyzing the underwriting performance of our property and casualty insurance segment, we evaluate performance both including and excluding catastrophe losses.

(Dollars in Thousands)	Three Months Ended September 30,				Nine Months Ended September 30,			
		2007		2006		2007		2006
Non-ISO catastrophes	$	179	$	71	$	495	$	295
ISO catastrophes		4,610		4,438		9,941		57,624

Statutory combined ratio is a commonly used financial measure of underwriting performance. A combined ratio below 100 percent generally indicates a profitable book of business. The combined ratio is the sum of two separately calculated ratios, the loss and loss settlement expense ratio (referred to as the "net loss ratio") and the underwriting expense ratio (the "expense ratio"). When prepared in accordance with GAAP, the net loss ratio is calculated by dividing the sum of losses and loss settlement expenses by net premium earned. The expense ratio is calculated by dividing non-deferred underwriting expenses and amortization of deferred policy acquisition costs by net premiums earned. When prepared in accordance with statutory accounting principles, the net loss ratio is calculated by dividing the sum of losses and loss settlement expenses by net premium earned; the expense ratio is calculated by dividing underwriting expenses by net premiums written.

*   *   *

United Fire & Casualty Company is a regional insurer that, along with its insurance subsidiaries, offers personal and commercial property and casualty insurance and life insurance. The company markets its products principally through its regional offices in Cedar Rapids, Iowa (company headquarters); Denver, Colorado; and Galveston, Texas. For the 15th consecutive year, United Fire & Casualty Company has been named to the Ward's 50, a respected benchmark group of the industry's top-performing insurance companies. For the second consecutive year, our subsidiary, United Life Insurance Company has been named to the Ward's 50 Life & Health Insurance Companies. For more information about United Fire & Casualty Company and its products and services, visit our website, www.unitedfiregroup.com.

Disclosure of forward-looking statements

This release may contain forward-looking statements about our operations, anticipated performance and other similar matters. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our Company, the industry in which we operate, and beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "continues," "seeks," "estimates," "predicts," "should," "could," "may," "will continue," "might," "hope" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in Part I Item 1A "Risk Factors" of our annual report on Form 10-K for the year ended December 31, 2006 filed with the SEC on March 1, 2007 and in our report on Form 10-Q for the quarter ended June 30, 2007, filed with the SEC on July 27, 2007. The risks identified on Form 10-K and Form 10-Q are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release or as of the date they are made.